June 14, 2010

Via Facsimile and U.S. Mail

United States Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 23, 2010
Response Letter Dated May 7, 2010
File No. 001-9210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filings, as set forth in your June 1, 2010 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2009 Form 10-K. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Occidental Response to SEC Letter Page 2 of 6	June 14, 2010

Form 10-K for the Fiscal Year ended December 31, 2009

Supplemental Oil and Gas Information (Unaudited), page 71

1.	We note your response to prior comment number three. Please address the following:

•

Tell us how you considered separately quantifying the amounts of proved undeveloped reserve additions related to improved recovery, extensions and discoveries, and purchases in your disclosures on page 17;

	•	Clarify the techniques used to improve recovery; and
•

Explain whether the amounts disclosed as production costs on page 75 are solely related to progress on proved undeveloped reserves. If not, please tell us how you considered including additional disclosure to clarify the amounts related to progress on proved undeveloped reserves.

Response to Comment 1

•	In providing the disclosures for its proved undeveloped reserves on page 17 of its Form 10-K, Occidental considered the following applicable rules:

–	FASB ASC 932-235-50-4
–	FASB ASC 932-235-50-5
–	Regulation S-K, Item 1203(b)
–	Regulation S-K, Item 1203(c)

These rules require companies to quantify changes related to improved recovery, extensions and discoveries, and purchases for proved reserves, but not separately for proved undeveloped reserves. Occidental believes disclosure of the components of changes for proved undeveloped reserves was not specifically requested by the FASB rules because this information does not provide meaningful additional information for the investors. Occidental believes it is more valuable for investors to understand the future costs to develop undeveloped reserves as opposed to where such reserves originate from, particularly since the sources of total proved reserves additions are already disclosed.

Nonetheless, in future filings, Occidental will disclose the aggregate sources of proved undeveloped reserve additions when such additions are material.

•

Generally, the improved recovery additions in 2009 were associated with the continued development of mature properties in Permian, Oman, Colombia and California. These properties are generally characterized by the deployment of secondary and tertiary development projects, largely employing application of waterflood (secondary), steamflood (tertiary) or carbon dioxide (CO2) (secondary or tertiary). These development projects are often applied through existing wells, though additional drilling may be required to fully optimize the development configuration. Waterflooding is the technique of injecting water into the formation to displace the oil to the offsetting oil production wells. Steamflooding is the technique of injecting steam into the formation to lower oil viscosity so that it flows more freely into producing wells. This process is applied in areas where the oil is too viscous to be effectively moved with water. CO2 flooding involves injecting CO2 into oil reservoirs where it acts as a solvent, causing the oil to flow more freely into producing wells. In future filings, Occidental will provide such enhanced discussion of improved recovery techniques.

Occidental Response to SEC Letter Page 3 of 6	June 14, 2010

•

Over 40 percent of the 2009 development costs disclosed on page 75 represent investments made to develop proved undeveloped reserves existing at the beginning of the year. In future filings, Occidental will include such information with its disclosures of the progress made during the year to convert proved undeveloped reserves to proved developed reserves.

2.

Your response to prior comment number four refers to forecasted sales of natural gas in storage and derivative contracts not classified as cash flow hedges as indicative of the disclosure responsive to Item 1207 of Regulation S-K. Please clarify for us in further detail how your disclosure meets the requirements of Item 1207. Your response should address, but not be limited to, how you considered disclosing the principal sources of oil and gas that will be needed to satisfy your outstanding sales contracts disclosed on page 52, how you considered disclosing the total amount of oil and gas subject to delivery commitments, and what steps you have taken to ensure that your supplies will be sufficient to meet your delivery commitments. As part of your response, please explain whether your forecasted sale of 24 billion cubic feet of natural gas is subject to a firm sales commitment and whether the other sales contracts you disclose on page 51 require physical delivery.

Response to Comment 2

Occidental’s outstanding third-party marketing and trading commodity derivative sales contracts (i.e. the 182 million barrels of crude oil and 1,556 billion cubic feet of natural gas) on page 52 are not related to Occidental’s physical production. These sales contracts comprised financial contracts that do not require physical delivery and physical contracts subject to physical delivery fulfillment. Occidental has the ability to fulfill those sales contracts that are subject to physical delivery by entering into offsetting purchases with identical delivery terms before their delivery dates. As of December 31, 2009, a substantial majority of the sales contracts had corresponding third-party purchase contracts in the form of the 161 million barrels of crude oil and 1,386 billion cubic feet of natural gas, respectively, disclosed on page 52. The aggregate volumes and durations of these third-party marketing and trading purchase and sales contracts generally approximate each other as discussed on page 51. For the portion of the sales commitments that were not satisfied by offsetting contracts as of December 31, 2009, Occidental entered into offsetting purchase contracts after December 31, 2009. Occidental did not provide additional disclosures on these contracts because it concluded that by showing purchase contracts for a substantial majority of its sale contracts on the table on page 52, Occidental had sufficiently informed users on the source for satisfaction of the sales commitments. In future filings, Occidental will better clarify its strategies as described above.

The 9 million barrels of crude oil sales contracts disclosed in the table on page 52 that are used to sell a minor portion of Occidental’s domestic crude oil production had various expiration dates through April 2010. Occidental did not provide any further information related to these contracts, other than including them in the above-referenced table, because they were a small portion of total domestic production that it could easily fulfill and it did so by April 2010.

Occidental Response to SEC Letter Page 4 of 6	June 14, 2010

A majority of the forecasted sale of 24 billion cubic feet of natural gas disclosed on page 51 is subject to firm sales commitments and physical delivery, with various expiration dates through April 2010. As indicated in the disclosure on page 51, Occidental had fulfilled these delivery commitments with the 28 billion cubic feet of natural gas already held in storage as of December 31, 2009.

The crude oil collar agreements and financial swap agreements on page 51 are financial contracts that are not subject to physical delivery.

3.

We note your response to comment five, which specifies that your in-country income taxes are satisfied through an in-kind process. We further note your disclosure on page 71 that indicates your reserves are stated after applicable royalties. Please clarify how you distinguish between volumes of oil that are shown net, such as royalties, and volumes that are reflected gross, such as amounts related to in-country income taxes. As part of your response, please tell us how you intend in your future filings to inform investors of the quantities included in your reported reserves and production volumes that relate to in-country income taxes satisfied through an in-kind process or other similar items.

Response to Comment 3

Occidental distinguishes between the volumes that are shown net, such as royalties, and volumes that are reflected gross, such as amounts related to in-country income taxes, by following the terms of the respective operating contracts, which explicitly identify these amounts as royalties or income taxes and their nature. These amounts are then accounted for using the appropriate accounting guidelines. Royalties are typically defined as the mineral rights owners’ share of oil and gas production and reserves and are calculated as a percentage of sales. In-country income taxes satisfied in-kind (In-Country Income Taxes) are calculated as a percentage of income, as opposed to sales, derived from the operating contract in accordance with the host country’s income tax laws (Income Tax Law). In-Country Income Taxes are explicitly identified in the respective production sharing contracts (PSCs) as income taxes levied in accordance with the Income Tax Law. A typical PSC would state:

•	The contractor shall file an annual income tax return, showing the amount of income taxes owed by the contractor to the host country as required by the Income Tax Law; and
•	The income tax amount shall be calculated using the income tax calculation formula and income tax rate under the Income Tax Law.

In future filings, Occidental will state as part of its Supplemental Oil and Gas Information disclosures that its oil and gas production and proved reserve volumes include those related to In-Country Income Taxes (Income Tax Volumes). However, Occidental does not believe that disclosure of quantities of oil and gas volumes attributable to such income taxes will provide additional meaningful information to investors. These volumes are not different than volumes in other parts of the world, such as in the U.S., where volumes are reported pre-tax. The in-kind settlement of In-Country Income Taxes has the same economic and financial outcome as if Occidental had sold these volumes itself and then paid the income taxes in cash as it does in the U.S.

Occidental Response to SEC Letter Page 5 of 6	June 14, 2010

4.

We note your statement in your response to prior comment five that the change to your reported production volumes had no impact on your consolidated financial statements. Please explain in further detail why changes to your reported reserves and production volumes did not impact your consolidated financial statements and tell us whether your future depreciation, depletion and amortization expense will be impacted by your recent changes.

Response to Comment 4

Occidental has historically been reporting In-Country Income Taxes as revenues and income tax expense in its consolidated statements of income. The financial statement presentation of revenues and income tax expense was unaffected by the reporting of these Income Tax Volumes in the year-end proved oil and gas reserves tables.

Beginning in 2010, the inclusion of these Income Tax Volumes will reduce the depreciation, depletion and amortization (DD&A) rate because of the increase in the proved reserve volumes, which increases the denominator in the DD&A rate calculation. However, Occidental’s reported oil and gas production volumes will also be higher due to inclusion of the Income Tax Volumes. Occidental determined that application of the lower DD&A rate against the higher production volumes results in comparable DD&A expense to what it would have been if the Income Tax Volumes were excluded from total production and reserves. This issue applies only to Occidental's foreign contracts in the Middle East/North Africa region where operations are based on PSCs and In-Country Income Taxes are paid-in-kind. The total DD&A expense that will be recorded over the life of these contracts will not be affected as a result of this change. However, in any given year, DD&A expense with the tax volumes will be higher or lower than what it would have been without them. Occidental estimated that the annual impact to its consolidated DD&A as a result of including the Income Tax Volumes will be insignificant in future periods. In addition, applying this methodology to the amounts reported in the 2009 Form 10-K would also have had an insignificant effect.

5.

You indicate in your response to prior comment six that you chose to exclude amounts related to your Colombian non-controlling interests to provide users with information on your net proved reserves and production volumes attributable to your controlling interests. We believe ASC 932-235-50-8(a) requires presentation of 100 percent of reserve quantities attributable to the company. Please confirm you will change your presentation in future filings.

Response to Comment 5

Occidental agrees that ASC 932-235-50-8(a) indicates that 100 percent of reserve quantities attributable to the company should be presented. However, Occidental believes that in addition to the items included in its May 7, 2010 response letter, consideration should be given to ASC 105-10-05-6 which states, “the provisions of the FASB’s Codification need not be applied to immaterial items.” As previously noted, Occidental’s proved reserves and production volumes related to the noncontrolling interest represent less than 1 percent of each (approximately 5,000 BOE of daily production). This was also the case for 2008 and 2007. In addition, Occidental expects these volumes will represent a smaller percentage of its total production and proved reserves volumes in the future. Consequently, Occidental believes its disclosures of proved oil and gas reserves and production are fairly stated and focus the investor’s attention on Occidental’s interests without requiring further calculation.

______________________________________________

Occidental Response to SEC Letter Page 6 of 6	June 14, 2010

As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures. We also believe, however, that (i) the referenced filings comply with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filings was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the staff permit any additional disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff.

______________________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen

President and

Chief Financial Officer